MAIL STOP 3561

May 1, 2008

By U.S. Mail and facsimile to (336) 436-1755

Mr. David P. King, Vice President and CEO
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

> **Re: Laboratory Corporation of America Holdings**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-11353**

Dear Mr. King:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1. We note that you have committed to reimburse UnitedHealthcare up to $200 million for transition costs and you are amortizing the total estimated transition

costs of $115 million over the 10-year life of the contract. Please address the following related to your reimbursements to UnitedHealthcare:

a) Provide us with a more detailed description of the transition costs.

b) Tell us how you considered the guidance in SOP 98-5 and Question 3 to SAB Topic 13:3.A.f., in determining how to account for the reimbursements.

c) Tell us why you believe it is appropriate to amortize the total estimated costs incurred over the life of the contract, rather than amortize the actual costs incurred over the remaining term of the contract.

d) Tell us whether you have entered into similar arrangements with other customers in the past, and describe how you accounted for the costs in those past arrangements.

e) Tell us why you believe a straight-line basis of amortization is appropriate.

Note 1. Summary of Significant Accounting Policies, page F-7

Earnings per Share, page F-8

2. We note that you included the effect of convertible debt to arrive at diluted earnings per share by increasing the shares outstanding for 2007 by 2.5 million. Please tell us how you applied paragraph 26 of SFAS 128 in determining the dilutive effect of your convertible debt. In your response, explain why there was no impact to net income for interest charges applicable to the convertible debt, and explain how you derived the 2.5 million shares.

Note 6. Investments in Joint Venture Partnerships, page F-13

3. We note that the amended partnership agreement in your Ontario, Canada joint venture enables the minority interest-holder to put the remaining partnership units to you in defined future periods, at an initial amount equal to the consideration paid by you in 2008, and subject to adjustment based on market value formulas contained in the agreement. Please tell us how you account for the put right, and tell us how you evaluated the market value formulas of the put right for an embedded derivative. In your response, cite the specific authoritative literature that you applied to support your conclusions.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joshua Thomas, Staff Accountant, at (202) 551-3832 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services